UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6‑K
_______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number: 001-38262
_______________

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA
SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Cecilia Grierson 355, 3th Floor Zip Code 1107 – Capital Federal Republic of Argentina
(Address of principal executive offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

Loma Negra Reports 1Q19 results

Buenos Aires, May 9, 2019 – Loma Negra, (NYSE: LOMA; BYMA: LOMA), (“Loma Negra” or the “Company”), the leading cement producer in Argentina, today announced results for the three month period ended March 31, 2019 (our “1Q19”).

The Company is reporting results of its subsidiaries by applying International Accounting Standards 29 – IAS 29 (Financial Reporting in Hyperinflationary Economies) (“IAS 29”).

1Q19 Key Highlights

◾	Net revenue increased 3.6% YoY to Ps.7,438 million (US$183 million), mainly reflecting growth in the Concrete segment in Argentina and in the Cement segment in Paraguay
◾
Consolidated Adjusted EBITDA up 17.9% YoY to Ps.2,136 million (US$54 million), principally driven by the Cement, masonry, and lime segment in Argentina, further supported by growth across the main other segments, and partially offset by non-recurrent structure adequacy costs of approximately Ps.135 million.

◾
Consolidated Adjusted EBITDA margin expanded by 347 basis points YoY from 25.3% to 28.7%, excluding non-recurrent structure adequacy costs, Consolidated Adjusted EBITDA would have been 30.5%, expanding 528 basis points

◾	Excluding the application of IAS 29 the Consolidated Adjusted EBITDA margin expanded 397 basis points YoY from 25.7% to 29.7%
◾	Net Debt /LTM Adjusted EBITDA ratio of 0.59x from 0.49x in 1Q18, and 0.43x in FY18

The company has presented certain financial figures Table 1b and Table 11 below in U.S. dollars and Pesos without giving effect to IAS 29. The company has prepared all other financial information herein by applying IAS 291.

Commenting on the financial and operating performance for the first quarter of 2019, Sergio Faifman, Loma Negra’s Chief Executive Officer, noted: “We concluded the first quarter with another solid set of results, despite the macro-economy environment in Argentina. Our core Argentine Cement business, delivered both Adjusted EBITDA growth and margin expansion, even with weaker volume demand in the country. We are also pleased to see that our concrete operations continued to deliver strong results, together with good performance in Paraguay and in the Railroad segment.

Throughout the first quarter cement demand in Argentina declined around 10.6% YoY, although in seasonally-adjusted terms volumes presented an increase compared to the previous quarter. We expect this trend to remain in the following quarters.

The L´Amalí expansion project continues on track, start-up date is expected to be in the second quarter of next year. We have also adequated some of our administrative and commercial processes, that will drive Loma Negra to be a more efficient and agile company preparing ourselves for the challenges to come.”

1)
Table 1b and Table 11-- Figures in US dollars result from the calculation of figures expressed in Argentine pesos and the average exchange rate for each reporting period (2019 figures exclude the impact of IAS 29 and 2018 figures are as previously reported)

Table 1: Financial Highlights
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,
	2019	2018	% Chg.
Net revenue	7,438	7,176	3.6%
Gross Profit	2,145	1,667	28.6%
Gross Profit margin	28.8%	23.2%	+560 bps
Adjusted EBITDA	2,136	1,812	17.9%
Adjusted EBITDA Mg.	28.7%	25.3%	+347 bps
Net Profit	1,067	723	47.7%
Net Profit attributable to owners of the Company	1,014	671	51.1%
EPS	1.7011	1.1256	51.1%
Shares outstanding at eop	596	596	0.0%
Net Debt	4,908	3,504	40.0%
Net Debt /LTM Adjusted EBITDA	0.59x	0.49x	0.10x

Table 1b: Financial Highlights in Ps and in U.S. dollars (2019 figures exclude the impact of IAS 29 and 2018 figures are as previously reported)
In million Ps.	Three-months ended March 31,
	2019	2018	% Chg.
Net revenue	7,132	4,534	57.3%
Adjusted EBITDA	2,118	1,166	81.6%
Adjusted EBITDA Mg.	29.7%	25.7%	+397 bps
Net Profit	1,025	549	86.8%
Net Debt	4,908	2,265	116.7%
Net Debt /LTM Adjusted EBITDA	0.59x	0.49x	0.10x

In million US$	Three-months ended March 31,
	2019	2018	% Chg.
Ps./US$, av	38.97	19.68	98.0%
Ps./US$, eop	43.35	20.14	115.2%
Net revenue	183	230	-20.6%
Adjusted EBITDA	54	59	-8.3%
Adjusted EBITDA Mg.	29.7%	25.7%	+397 bps
Net Profit	26	28	-5.7%
Net Debt	113	112	0.7%
Net Debt /LTM Adjusted EBITDA	0.59x	0.49x	0.10x

Overview of Operations

Sales Volumes

Table 2: Sales Volumes[2]
		Three-months ended March 31,
		2019	2018	% Chg.
Cement, masonry & lime
Argentina	MM Tn	1.37	1.58	-13.4%
Paraguay	MM Tn	0.15	0.14	7.8%
Cement, masonry & lime total		1.52	1.72	-11.7%
Argentina:
Concrete	MM m3	0.26	0.25	1.8%
Railroad	MM Tn	1.10	1.17	-5.4%
Aggregates	MM Tn	0.29	0.29	-0.7%
[2] Sales volumes include inter-segment sales

Sales volumes of cement, masonry and lime in Argentina during 1Q19 declined 13.4% to 1.37 million tons mainly impacted by softer demand. As it has been observed in previous quarters, the bag segment continued to suffer further than the bulk segment, which was underpinned by the execution of ongoing public works. In Paraguay, sales volumes increased 7.8% in first quarter to 0.15 million tons, beating industry performance. As a result, consolidated total sales volumes of cement, masonry and lime for the quarter decreased 11.7% YoY to 1.52 million tons.
Sales volumes in the Concrete segment in Argentina were up 1.8% YoY to 0.26 million m3 benefitting from sustained activity in infrastructure projects, principally in the metropolitan area of Buenos Aires.

Aggregate volumes in 1Q19 remained almost flat around 0.29 million tons. By contrast, Railroad segment volumes experienced a -5.4% decline versus the comparable quarter in 2018, affected by lower demand mostly in cement and aggregates.

Review of Financial Results

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company is reporting results applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date, together with comparable results, should be restated adjusting for the change in general purchasing power of the local currency, using official indices.

Table 3: Consolidated Statement of Financial Position
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,
	2019	2018	% Chg.
Net revenue	7,438	7,176	3.6%
Cost of sales	(5,293)	(5,509)	-3.9%
Gross Profit	2,145	1,667	28.6%
Selling and administrative expenses	(626)	(551)	13.7%
Other gains and losses	(2)	6	n.m.
Tax on debits and credits to bank accounts	(111)	(102)	8.6%
Finance costs, net
Exchange rate differences	(161)	(69)	134.1%
Financial income	25	3	731.5%
Financial expenses	(201)	(145)	39.2%
Gain on net monetary position	203	138	47.6%
Profit before taxes	1,271	947	34.2%
Income tax expense
Current	(342)	(315)	8.5%
Deferred	138	91	52.5%
Net profit	1,067	723	47.7%
Net majority income	1,014	671	51.1%

Net Revenues

Net revenue increased 3.6% to Ps.7,438 million in 1Q19, from Ps.7.176 million in the comparable quarter last year, mainly due to strong growth in Concrete and Cement in Paraguay, further supported by the Aggregates segment.

Revenues in Cement, masonry and lime revenues in Argentina slide 0.9% YoY as a result of the volume drop that was not fully compensated by a favorable price environment. Cement revenues in Paraguay increased 33.9% YoY, driven by an increase in sales volumes together with the Paraguayan Guarani appreciation against the Argentine peso.

Concrete continued to show increases in both sales volumes and prices, resulting in revenues rising 10.6% YoY. By contrast, Railroad revenues decreased 1.6% YoY, as price increase did not offset sales volume drop of 5.4%. Aggregate revenues were up 21.7% YoY during the period, driven by favorable pricing dynamics.

Cost of sales, and Gross profit

Cost of sales decreased 3.9% YoY reaching Ps.5,293 million in 1Q19. On one hand, the cost of sales decline mainly as a result of the lower volume sold in the Cement, masonry and lime segment in Argentina. On the other hand, there was an upward pressure due to the impact of the peso depreciation on the Company’s cost structure, mainly in thermal and electricity costs. This impact was partially mitigated as those unitary energy costs measured in US$ were trending downwards.

Gross profit rose 28.6% YoY to Ps.2,145 million in 1Q19 from Ps.1,667 million in 1Q18, with gross profit margin expanding 560 basis points YoY to 28.8%.

Selling and Administrative Expenses

Selling and administrative expenses (SG&A) in 1Q19 increased 13.7% YoY to Ps.626 million, from Ps.551 million in 1Q18. As a percentage of revenues, SG&A increased 74 basis points to 8.4% in 1Q19, from 7.7% in 1Q18 principally due to non-recurrent expenditures related to a structure adequacy of administrative and commercial processes of approximately Ps.95 million, partially compensated by a reduction in the effective sales tax rate.  Excluding non-recurrent structure adjustment, SG&A as a percentage of revenues would have declined to 7.1%. These structure adequacy resulted in a reduction of around 10% of total administrative and commercial headcount.

Adjusted EBITDA & Margin

Table 4: Adjusted EBITDA Reconciliation & Margin
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,
	2019	2018	%Chg.
Adjusted EBITDA reconciliation:
Net profit	1,067	723	47.7%
(+) Depreciation and amortization	619	690	-10.2%
(+) Tax on debits and credits to bank accounts	111	102	8.6%
(+) Income tax expense	204	225	-9.3%
(+) Financial interest, net	154	121	27.4%
(+) Exchange rate differences, net	161	69	134.1%
(+) Other financial expenses, net	22	20	8.1%
(+) Gain on net monetary position	(203)	(138)	47.6%
Adjusted EBITDA	2,136	1,812	17.9%
Adjusted EBITDA Margin	28.7%	25.3%	+347 bps

Adjusted EBITDA increased 17.9% YoY in the first quarter of 2019 to Ps.2,136 million, with Adjusted EBITDA margin expanding 347 basis points to 28.7% compared to 25.3% in 1Q18.

As previously reported, excluding the application of IAS 29, as shown on Tables 1b, Adjusted EBITDA increased 81.6% YoY in the first quarter of 2019, reaching Ps.2,118 million, mainly driven by the Cement segments in Argentina and Paraguay, with Adjusted EBITDA margin expanding 397 basis points to 29.7% compared to 25.7% in 1Q18. Excluding non-recurrent costs from structure enhancement, Adjusted EBITDA would have reached Ps.2,247 million, with an EBITDA margin of 31.5%.

Table 11, presenting financial Data by Segment as previously reported (Excluding IAS 29), shows that Adjusted EBITDA for the Cement segment in Argentina increased during the first quarter 68.5% YoY and the margin expanded by 310 basis points to 31.8%. The Cement segment in Paraguay, reported a 109.1% YoY increase in Adjusted EBITDA while Adjusted EBITDA margin was 44.7%, expanding 126 basis points compared to the same period one year ago. In addition, the Concrete segment reported an increase YoY of Ps.84 million in Adjusted EBITDA reaching Ps.99 million, with the margin expanding 620 basis points, from 2.1% to 8.3%, mainly as a result of a positive price environment and higher sales volumes. Adjusted EBITDA for the Railroad segment increased more than 205% in the first quarter of 2019, and the Adjusted EBITDA margin expanded to 10.1% from 4.9% in the comparable period in 2018, with strong revenues relative to costs increases.

Finance Costs-Net

Table 5: Finance Costs, net
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,
	2019	2018	% Chg.
Exchange rate differences	(161)	(69)	134.1%
Financial income	25	3	731.5%
Financial expenses	(201)	(145)	39.2%
Gain on net monetary position	203	138	47.6%
Total Finance Costs, Net	(134)	(73)	84.5%

During 1Q19, the Company reported a loss of Ps.134 million in total finance costs-net compared to a loss of Ps.73 million in the previous year first quarter, mainly due to a loss in foreign exchange differences resulting from the peso depreciation in the period.

Net Financial expense increased by Ps.35 million to Ps.177 million.

Net Profit and Net Profit Attributable to Owners of the Company

Net Profit for 1Q19, increased 47.7% to Ps.1,067 million from Ps.723 million in the corresponding quarter of the previous year. The effective tax rate decreased to 16.0% in 1Q19 from 23.7% in the year-ago period. During the first quarter of 2018, deferred income tax provision was adjusted downward as a result of the exercise of the tax revaluation option included in the Tax Reform.

Net Profit Attributable to Owners of the Company increased 51.1% YoY, or Ps.343 million, to Ps.1,014 million in 1Q19. During the quarter, the Company reported earnings per common share of Ps.1.7011 and earnings per ADR of Ps.8.5053, compared with earnings per share of Ps.1.1256 and earnings per ADR of Ps.5.6278 in 1Q18.  Additionally, this year net profit was also negatively impacted by foreign exchange losses when compared to previous one.

Capitalization

Table 6: Capitalization and Debt Ratio
	As of March 31,	As of December, 31
	2019	2018

Total Debt	6,404	6,665
- Short-Term Debt	3,573	3,751
- Long-Term Debt	2,831	2,914
Cash and Cash Equivalents	1,497	3,244
Total Net Debt	4,908	3,421
Shareholders' Equity	19,561	18,503
Capitalization	25,965	25,168
LTM Adjusted EBITDA	8,283	7,959
Net Debt /LTM Adjusted EBITDA	0.59x	0.43x

As of March 31, 2019, total cash and cash equivalents were Ps.1,497 million compared with Ps.3,244 million as of the December 31, 2018 mainly due to increased capex investments and higher borrowings repayments. Total debt at the close of the quarter stood at Ps.6,404 million, composed by Ps.3,573 million in short-term borrowings, including the current portion of long-term borrowings (or 56% of total borrowings), and Ps.2,831 million in long-term borrowings (or 44% of total borrowings).

As of March 31, 2019, 45%, or Ps.2,912 million, Loma Negra’s total debt was denominated in U.S. dollars, 40% (or Ps.2,583 million) in Guaraníes, and 14% (or Ps.909 million) in Argentine pesos. The average duration of Loma Negra’s total debt was 1.6 years.

As of March 31, 2019, Ps.3,506 million, or 55%, of the Company’s total consolidated borrowings bore interest at floating rates, including Ps.22 million of Peso-denominated borrowings that bore interest at rates based on the Buenos Aires Deposits of Large Amount Rate, or BADLAR, Ps.2,912 million of foreign currency-denominated borrowings that bore interest at rates based on Libor, and Ps.572 million of borrowings with other floating interest rate.

The Net Debt to Adjusted EBITDA (LTM) ratio increased to 0.59x as of March 31, 2019 from 0.49x as of March 31, 2018 reflecting the use of funds in operations and investing activities.

Cash Flows

Table 7: Condensed Interim Consolidated Statement of Cash Flows for the Three-months Ended March 31, 2019 and 2018 (unaudited)
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit for the period	1,067	723
Adjustments to reconcile net profit to net cash provided by operating activities	1,163	941

Changes in operating assets and liabilities:	(1,673)	(1,748)
Net cash generated by operating activities	558	(84)

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment, Intangible Assets, net	(1,888)	(1,395)
Others	(17)	(13)

Net cash used in investing activities	(1,904)	(1,408)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds / Repayments from borrowings, Interest paid	(422)	(247)
Net cash (used in) generated by financing activities	(422)	(247)

Net decrease in cash and cash equivalents	(1,768)	(1,739)
Cash and cash equivalents at the beginning of the year	3,244	5,248
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(24)	(18)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	45	58

Cash and cash equivalents at the end of the period	1,497	3,550

During 1Q19, the Company made capital expenditures for a total of Ps.1,904 million, of which 67% was allocated to the expansion of production capacity of L’Amalí plant. In the 1Q19, cash flow generated by operating activities was Ps.558 million compared to negative Ps.84 million in 1Q18, explained mainly by a higher profitability during the period.

Expansion of L’Amalí Plant.

Loma Negra is moving ahead with the capital expenditure at its L’Amalí plant, which will add 2.7 million tons annually and drive higher profitability. This expansion involves a total capital expenditure, originally estimated at approximately US$350 million. The advanced execution of the project provides more certainty around the remaining time to completion, therefore the start-up date has been updated for the second quarter of next year.

The Company continued to make progress with overall project execution during the quarter. Main equipment are under the delivery-to-site process. In addition, the supply of local steel structures is in progress, and deliveries are in line with construction needs. Electromechanical construction works of preassembly and erection are progressing. Civil works for major equipment presents a good degree of advancement. Additions to Property, Plant and Equipment related to this project during 1Q19 amounted to approximately Ps.2,174 million.

1Q19 Earnings Conference Call

When:	10:00 a.m. U.S. ET (11:00 a.m. BAT), May 10, 2019

Dial-in:	0800-444-2930 (Argentina), 1-833-255-2824 (U.S.), 1-866-605-3852 (Canada), 1-412-902-6701 (International)

Password:	Loma Negra Earnings Call

Webcast:	https://services.choruscall.com/links/loma19051018E8PeL6.html

Replay:	A telephone replay of the conference call will be available between May 10, 2019 at 1:00 pm U.S. E.T. and ending on May 17, 2019. The replay can be accessed by dialing 1-877-344-7529 (U.S. toll free), or 1-412-317-0088 (International). The passcode for the replay is 10130822. The audio of the conference call will also be archived on the Company’s website at www.lomanegra.com

Definitions

Adjusted EBITDA is calculated as net profit plus financial interest, net plus income tax expense plus depreciation and amortization plus exchange rate differences plus other financial expenses, net plus tax on debits and credits to bank accounts. Loma Negra believes that excluding tax on debits and credits to bank accounts from its calculation of Adjusted EBITDA is a better measure of operating performance when compared to other international players.

Net Debt is calculated as borrowings less cash and cash equivalents.

About Loma Negra
Founded in 1926, Loma Negra is the leading cement company in Argentina, producing and distributing cement, masonry cement, aggregates, concrete and lime, products primarily used in private and public construction.  Loma Negra is a vertically-integrated cement and concrete company, with nationwide operations, supported by vast limestone reserves, strategically located plants, top-of-mind brands and established distribution channels.  The Company also owns a 51% equity stake in an integrated cement production plant in Paraguay, which is one of two leading cement producers in that country.  Loma Negra is listed both on BYMA and on NYSE in the U.S., where it trades under the symbol “LOMA”. One ADS represents five (5) common shares.  For more information, visit www.lomanegra.com.

Note
The Company presented some figures converted from Pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars.  The information presented in U.S. dollars is for the convenience of the reader only.  Certain figures included in this report have been subject to rounding adjustments.  Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.
Rounding: We have made rounding adjustments to reach some of the figures included in this annual report. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Disclaimer
This release contains forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties.  These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives.  In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions.  The forward-looking statements are based on the information currently available to us.  There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events.  Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur.  Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong.  You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in the prospectus filed with the Securities and Exchange Commission on October 31, 2017 in connection with Loma Negra’s initial public offering.  Therefore, readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.

IR Contacts
Marcos I. Gradin, Chief Financial Officer and Investor Relations

Gastón Pinnel, Investor Relations Manager

+54-11-4319-3050
investorrelations@lomanegra.com

--- Financial Tables Follow ---

Table 8: Condensed Interim Consolidated Statements of Financial Position as of March 31, 2019 (unaudited)
(amounts expressed in millions of pesos, unless otherwise noted)
	As of March 31,	As of December 31,
	2019	2018
ASSETS
Non-Current assets
Property, plant and equipment	26,604	24,455
Intangible assets	238	244
Investments	2	2
Goodwill	19	19
Inventories	747	757
Other receivables	939	1,053
Right to use assets	309	-
Trade accounts receivable	4	5
Total non-current assets	28,860	26,534
Current assets
Inventories	4,824	4,223
Other receivables	474	428
Trade accounts receivable	2,679	2,308
Investments	636	2,342
Cash and banks	860	902
Total current assets	9,473	10,203
TOTAL ASSETS	38,334	36,737
SHAREHOLDERS' EQUITY
Capital stock and other capital related accounts	8,032	8,032
Reserves	2,549	2,549
Retained earnings	7,092	6,079
Accumulated other comprehensive income	302	307
Equity attributable to the owners of the Company	17,975	16,966
Non-controlling interests	1,585	1,536
TOTAL SHAREHOLDERS' EQUITY	19,561	18,503
LIABILITIES
Non-current liabilities
Borrowings	2,831	2,914
Accounts payables	98	433
Provisions	300	327
Other liabilities	24	9
Debts for leases	273	-
Deferred tax liabilities	3,423	3,561
Total non-current liabilities	6,949	7,245
Current liabilities
Borrowings	3,573	3,751
Accounts payable	6,457	5,425
Advances from customers	168	189
Salaries and social security payables	721	709
Tax liabilities	855	871
Debts for leases	5	-
Other liabilities	45	46
Total current liabilities	11,824	10,989
TOTAL LIABILITIES	18,773	18,234
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	38,334	36,737

Table 9: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income (unaudited)
(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended March 31,
	2019	2018	% Change
Net revenue	7,438	7,176	3.6%
Cost of sales	(5,293)	(5,509)	-3.9%
Gross profit	2,145	1,667	28.6%
Selling and administrative expenses	(626)	(551)	13.7%
Other gains and losses	(2)	6	n.m.
Tax on debits and credits to bank accounts	(111)	(102)	8.6%
Finance costs, net
Exchange rate differences	(161)	(69)	134.1%
Financial income	25	3	731.5%
Financial expenses	(201)	(145)	39.2%
Gain on net monetary position	203	138	47.6%
Profit before taxes	1,271	947	34.2%
Income tax expense
Current	(342)	(315)	8.5%
Deferred	138	91	52.5%
Net profit	1,067	723	47.7%

Other Comprehensive Income
Items to be reclassified through profit and loss:
Exchange differences on translating foreign operations	(9)	10	n.m.
Total other comprehensive (loss) income	(9)	10	n.m.
TOTAL COMPREHENSIVE INCOME	1,058	733	44.4%
Net Profit (loss) for the period attributable to:
Owners of the Company	1,014	671	51.1%
Non-controlling interests	53	52	3.1%
NET PROFIT FOR THE PERIOD	1,067	723	47.7%
Total comprehensive income (loss) attributable to:
Owners of the Company	1,009	676	49.3%
Non-controlling interests	49	57	-14.1%
TOTAL COMPREHENSIVE INCOME	1,058	733	44.4%
Earnings per share (basic and diluted):	1.7011	1.1256	51.1%

Table 10: Condensed Interim Consolidated Statement of Cash Flows for the Three-months Ended March 31, 2019 and 2018 (unaudited)
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit for the period	1,067	723
Adjustments to reconcile net profit to net cash provided by operating activities
Income tax expense	204	225
Depreciation and amortization	619	690
Provisions	16	11
Interest expense	287	66
Exchange rate differences	44	(56)
Others	(8)	6
Changes in operating assets and liabilities
Inventories	(559)	(344)
Other receivables	(54)	(167)
Trade accounts receivable	(576)	(422)
Advances from customers	(0)	(100)
Accounts payable	(103)	(489)
Debts for leases	(18)	-
Salaries and social security payables	41	36
Provisions	(44)	(7)
Tax liabilities	(106)	(13)
Other liabilities	170	(7)
Income tax paid	(142)	(121)
Gain on net monetary position	(282)	(113)
Net cash generated by operating activities	558	(84)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of Property, plant and equipment	6	3
Payments to acquire Property, plant and equipment	(1,893)	(1,395)
Payments to acquire Intangible Assets	(1)	(2)
Contributions to Trust	(17)	(13)
Net cash used in investing activities	(1,904)	(1,408)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	248	288
Interest paid	(257)	(250)
Repayment of borrowings	(413)	(285)
Net cash (used in) generated by financing activities	(422)	(247)
Net increase/(decrease) in cash and cash equivalents	(1,768)	(1,739)
Cash and cash equivalents at the beginning of the period	3,244	5,248
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(24)	(18)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	45	58

Cash and cash equivalents at the end of the period	1,497	3,550

Table 11: Financial Data by Segment (2019 figures exclude the impact of IAS 29 and 2018 figures are as previously reported)
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,
	2019	%	2018	%
Net revenue	7,132	100.0%	4,534	100.0%
Cement, masonry cement and lime—Argentina	5,172	72.5%	3,400	75.0%
Cement—Paraguay	703	9.9%	346	7.6%
Concrete	1,186	16.6%	707	15.6%
Railroad	656	9.2%	441	9.7%
Aggregates	126	1.8%	68	1.5%
Others	32	0.4%	25	0.6%
Eliminations	(742)	-10.4%	(453)	-10.0%
Cost of sales	4,784	100.0%	3,233	100.0%
Cement, masonry cement and lime—Argentina	3,252	68.0%	2,278	70.5%
Cement—Paraguay	472	9.9%	237	7.3%
Concrete	1,062	22.2%	676	20.9%
Railroad	587	12.3%	414	12.8%
Aggregates	136	2.8%	68	2.1%
Others	18	0.4%	14	0.4%
Eliminations	(742)	-15.5%	(453)	-14.0%
Selling, admin. expenses and other gains & losses	572	100.0%	323	100.0%
Cement, masonry cement and lime—Argentina	456	79.7%	243	75.3%
Cement—Paraguay	23	4.0%	13	4.1%
Concrete	35	6.2%	24	7.4%
Railroad	45	7.9%	32	10.0%
Aggregates	2	0.3%	1	0.4%
Others	11	2.0%	9	2.8%
Depreciation and amortization	342	100.0%	189	100.0%
Cement, masonry cement and lime—Argentina	179	52.4%	97	51.4%
Cement—Paraguay	105	30.8%	55	28.9%
Concrete	11	3.1%	8	4.1%
Railroad	42	12.2%	27	14.3%
Aggregates	4	1.3%	2	0.9%
Others	1	0.2%	1	0.3%
Adjusted EBITDA	2,118	100.0%	1,166	100.0%
Cement, masonry cement and lime—Argentina	1,644	77.6%	975	83.6%
Cement—Paraguay	314	14.8%	150	12.9%
Concrete	99	4.7%	15	1.3%
Railroad	66	3.1%	22	1.9%
Aggregates	(8)	-0.4%	1	0.1%
Others	3	0.1%	3	0.3%
Reconciling items:
Effect by translation in homogeneous cash currency ("Inflation-Adjusted")	18		646
Depreciation and amortization	(619)		(690)
Tax on debits and credits banks accounts	(111)		(102)
Finance costs, net	(134)		(73)
Income tax	(204)		(225)
NET PROFIT FOR THE PERIOD	1,067		723

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: May 9, 2019	By:	/s/ Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer